Exhibit 99.72

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

Emerald Health Therapeutics, Inc. (the "Company")

Suite 210 – 800 West Pender Street

Vancouver, British Columbia V6C 1J8

Item 2.	Date of Material Change

December 16, 2019

Item 3.	News Release

A news release was disseminated on December 16, 2019 through GlobeNewswire and subsequently filed on SEDAR.

Item 4.	Summary of Material Changes

The Company announced its intention to complete a non-brokered private placement, in one or more tranches, of a minimum of 5,172,414 units of the Company (each, a "Unit") and a maximum of 15,517,241 Units at a price of $0.29 per Unit, for gross proceeds of a minimum of $1,500,000 and a maximum of $4,500,000.

The Company also announced it had reached an agreement with Emerald Health Sciences Inc, a control person of the Company, (the "Debt Settlement”) to settle $3,000,000 (the "Debt") of the aggregate debt owed by the Company to Sciences pursuant to a previously disclosed loan agreement between the parties as well as other related party transactions. Pursuant to the Debt Settlement, the Company will satisfy the Debt by issuing 10,389,611 common shares of the Company (each, a "Debt Share") at a deemed value of $0.29 per Debt Share.

Item 5.	Full Description of Material Change

See attached Schedule "A".

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information, please contact:

Jenn Hepburn

Chief Financial Officer

Telephone: 1.800.757.3536 ext. 5

Item 9.	Date of Report

December 24, 2019

SCHEDULE "A"

Emerald Health Therapeutics Announces Financing Transactions

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE OR FOR DISSEMINATION IN THE UNITED STATES

VANCOUVER, British Columbia, Dec. 16, 2019 -- Emerald Health Therapeutics, Inc. (“Emerald”) (TSXV: EMH; OTCQX: EMHTF) announced today that it is carrying out a financing and entering into a shares for debt transaction.

Private Placement

Emerald intends to complete a non-brokered private placement (the "Private Placement"), in one or more tranches, of a minimum of 5,172,414 units of Emerald (each, a "Unit") and a maximum of 15,517,241 Units at a price of $0.29 per Unit, for gross proceeds of a minimum of $1,500,000 and a maximum of $4,500,000. Each Unit will consist of one common share of Emerald (each, a "Unit Share") and one common share purchase warrant (each, a "Warrant").

Each Warrant will entitle the holder thereof to acquire one common share of Emerald (each, a "Warrant Share") at a price of

$0.385 per Warrant Share for a period of five years following the closing of the Private Placement. In the event that the closing sale price of Emerald’s common shares (“Shares”) on the TSX Venture Exchange, or such other principal exchange on which the Shares are then trading, is greater than $0.75 per Share for a period of ten consecutive trading days at any time after the closing of the Private Placement, Emerald may accelerate the expiry date of the Warrants by giving written notice to the holder thereof and in such case the Warrants will expire on the 15th day after the date on which such notice is given by Emerald.

Emerald Health Sciences Inc. ("Sciences"), a control person of Emerald, and certain directors and officers of Emerald have agreed, subject to certain customary conditions, to purchase an aggregate of 5,172,414 Units of the Private Placement for

$1,500,000. It is anticipated that Sciences will purchase 4,687,941 Units, while directors and officers of Emerald will purchase an aggregate of 484,473 Units.

Emerald intends to use the net proceeds of the Private Placement for general working capital purposes. The Private Placement has been approved by the independent members of the board of directors of Emerald.

Shares for Debt

Emerald has also reached an agreement with Sciences (the "Debt Settlement”) to settle $3,000,000 (the "Debt") of the aggregate debt owed by Emerald to Sciences pursuant to a previously disclosed loan agreement between the parties as well as other related party transactions. Pursuant to the Debt Settlement, Emerald will satisfy the Debt by issuing 10,389,611 common shares of Emerald (each, a "Debt Share") at a deemed value of $0.29 per Debt Share. The Debt Settlement has been approved by the independent members of the board of directors of Emerald, who have determined that the fair market value of the securities being issued under the Debt Settlement and the consideration therefor are reasonable.

Secondary Offering

Sciences has advised the Company that Sciences has entered into a binding term sheet (the "Term Sheet") with a single Canadian institutional investor (the “Investor”) in connection with a secondary offering (the “Secondary Offering”) of Shares. Pursuant to the Term Sheet, the Investor will purchase 5,785,119 Shares (the “Secondary Shares”) from Sciences at a price of $0.235 per Secondary Share. Sciences will receive all of the net proceeds from the Secondary Offering.

In connection with the Secondary Offering, Emerald has agreed to file a shelf prospectus supplement qualifying the Secondary Shares for distribution in each of the provinces of Canada, in accordance with National Instrument 44-101 Short Form Prospectus Distributions and National Instrument 44-102 Shelf Distributions.

The closing date of the Debt Settlement, the initial tranche of the Private Placement and the Secondary Offering is scheduled to be on or about December 23, 2019, and is subject to certain customary conditions including, but not limited to, the receipt of all necessary approvals.

Sciences currently holds approximately 30,785,119 of the issued shares of Emerald and, upon completion of the initial tranche of the Private Placement, the Debt Settlement and the Secondary Offering, Sciences will hold approximately 23.4% of the issued and outstanding shares of Emerald, on an undiluted basis.

As Sciences is a control person of Emerald, the Debt Settlement and Sciences' participation in the Private Placement is considered to be a “related party transaction,” as defined under Multilateral Instrument 61-101 (“MI 61-101”). Emerald intends to rely on the exemptions from the valuation and minority shareholder approval requirements of MI 61-101 contained in sections 5.5(b) and 5.7(a) thereof.

This press release will not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of the securities in any state in which such offer, solicitation, or sale would be unlawful. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the United States Securities Act of 1933, as amended, and applicable state securities laws.

About Emerald Health Therapeutics

Emerald Health Therapeutics, Inc. is committed to creating new consumer experiences with recreational and wellness-oriented cannabis products. With an emphasis on innovation and production excellence, Emerald has built a platform of distinct operating assets designed to uniquely serve the Canadian marketplace and international opportunities. Its 50%-owned Pure Sunfarms (PSF) operation in British Columbia, with high quality, affordably priced products, is in full production at its first 1.1 million square foot greenhouse operation, Delta 3. PSF’s second 1.1 million square foot greenhouse, Delta 2, is planned to be in full production by the end of 2020. Emerald’s Verdélite premium craft operation is fully licensed and in full production in its 88,000 square foot indoor facility in Québec. Its Metro Vancouver health and wellness-oriented organic greenhouse and outdoor operation has completed planting in the first of two 78,000 square foot buildings. Its Emerald Naturals joint venture is creating a completely new wellness product category with its non-cannabis endocannabinoid-supporting product line and is expanding distribution across Canada.

Please visit www.emeraldhealth.ca for more information or contact:

Jenn Hepburn, Chief Financial Officer

(800) 757 3536 Ext. #5

Emerald Investor Relations

(800) 757 3536 Ext. #5

invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include: closing of the Debt Settlement, the Private Placement and the Secondary Offering; the use of proceeds raised from the Private Placement; obtaining required regulatory approvals; production and processing capacity of various facilities; expansion of facilities; receipt of hemp deliveries; and anticipated production costs.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, changes of law and regulations; changes of government; failure to obtain regulatory approvals or permits; failure to obtain necessary financing; results of production and sale activities; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; failure of counter-parties to perform contractual obligations; as well as the risk factors described in Emerald’s annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward- looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. Emerald undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.